Exhibit 99.3

Amendment to Clause 3.10 (Clawback) of 2021 ESOP

[Amendments indicated by bold, underlined text]

3.10. Clawback. The Company may require the Participant to deliver, surrender, or otherwise repay to the Company the Option and any Shares or other amount or property that may be issued, delivered or paid in respect of the Option, as well as any consideration that may be received in respect of a sale or other disposition of any such Shares or property, as follows:

a) If, during the period of the Participant’s employment or service with the Company or its Affiliates (the “Employment Period”) and within 2 (two) years thereafter, the Participant has committed or engaged in a breach of confidentiality, or an unauthorized disclosure or use of inside information, trade secrets or other confidential information of the Company or any of its Affiliates or otherwise has breached any employee invention and secrecy agreement or similar agreement with the Company or any of its Affiliates;

b) If, during the Employment Period and within 2 (two) years thereafter, the Participant has committed or engaged in an act of theft, embezzlement or fraud in respect of the assets of the Company and any of its Affiliates or materially breached any agreement to which the Participant is a party with the Company or any of its Affiliates;

c) Pursuant to the Company’s Policy for Recovery of Erroneously Awarded Compensation;

d) Pursuant to any applicable securities, tax or stock exchange laws, rules or regulations relating to the recoupment or clawback of incentive compensation, as in effect from time to time.

Notwithstanding the foregoing, but subject to the following proviso, the Company may under no circumstances, other than as required by applicable laws, rules or regulations (including in accordance with paragraph c) above), require the Participant to deliver or otherwise repay to the Company the Option and any Shares or other amount or property that may be issued, delivered or paid in respect of the Option, as well as any consideration that may be received in respect of a sale or other disposition of any such Shares or property in accordance with this Clause 3.10, after the second anniversary of the date when the Employment period has been terminated for any reason, unless the Company has delivered notice to the Participant before the second anniversary of the date when the Employment period has been terminated that the Company believes it is entitled to clawback any award in accordance with this Clause 3.10, which notice shall set out in reasonable detail the circumstances giving rise to such clawback claim and the amount of any award to be clawed back. In such circumstances, the rights of the Company under this Clause 3.10 shall continue until such clawback is completed or until any dispute in relation thereto is settled or finally adjudicated by a court of competent jurisdiction.